SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Optibase Ltd. (Nasdaq: OBAS), today announced in a press release that on August 7, 2009, it entered into a joint venture to acquire 49.5% of the beneficial interest in the office building located at 485 Lexington Avenue in Manhattan from a subsidiary of SL Green Realty Corp. (the “Seller”). Optibase and Gilmor USA LLC, an unrelated party, are each equal partners in the joint venture through Mazal 485 LLC. On August 7, 2009, Mazal 485 LLC executed a Sale-Purchase Agreement to acquire certain interests in the building.

485 Lexington Avenue has over 900,000 square feet of leasable area and more than half of that space is occupied by Citibank N.A. and Travelers Indemnity Company.

Mazal 485 LLC will pay the Seller a purchase price of approximately $20,790,000 (which shall be contributed in equal shares by Optibase and Gilmor) in exchange for 49.5% of the ownership of Green 485 JV LLC, a Delaware limited liability company that will own the entire beneficial interest in the building prior to the closing.

At Closing, Green 485 JV LLC will have existing debt to an affiliate of the Seller in the amount of $12,200,000 which shall become due in 2013.

Mazal 485 LLC paid an initial deposit of $7,500,000 into escrow in order to secure the payment of the purchase price under the Sale-Purchase Agreement.

Upon completion of the transaction, Mazal 485 LLC will also make an approximately $20,000,000 nonrecourse loan to the Seller which will mature on December 31 2020 and which shall be secured by a pledge by the Seller of an additional 49.5% interest in Green 485 JV LLC, with the Seller retaining an unencumbered 1% interest in Green 485 JV LLC. Mazal 485 LLC will also acquire an option to purchase such additional ownership interests which is exercisable until December 31, 2022, subject to certain limitations.

485 Lexington Avenue has existing nonrecourse mortgage financing in the principal amount of $450,000,000 serviced by Wachovia Bank. The transactions above are subject to certain conditions including the lender’s approval of the transfer of ownership in Green 485 JV LLC and the lender’s approval of substitute guarantors under the loan.

In this regard, Mr. Tom Wyler, the Executive Chairman and CEO of Optibase, who is deemed Optibase’s controlling shareholder together with certain other parties, may be required to provide limited guarantees and indemnities for exceptional events which may include, but not be limited to, fraud, bankruptcy, dissolution, reorganization and liquidation proceedings, prohibited transfers, and certain acts of misapplication and/or misappropriation, and will additionally enter into a reimbursement and indemnification agreement with Optibase and Gilmor USA LLC and its principles in order to allocate their maximum obligations for responsibility under these guarantees and indemnities (collectively, the “Wyler Undertakings”).

There is no assurance that the conditions precedent contemplated in the Sale-Purchase Agreement will be fulfilled or that the transaction will be consummated at such time or at all.

Tom Wyler, Chief Executive Officer of the Company commented “following the decision to diversify our business and enter the fixed income real estate sector we believe the current transaction is the right business opportunity for us to execute on this decision.” Tom Wyler added “We are excited about this particular transaction being our entry point into the fixed-income real estate sector in North America and we believe our shareholders would benefit from this in the long run.”

Optibase’s audit committee and board of directors approved the grant of the Wyler Undertakings, as a transaction whose sole purpose is to benefit Optibase in accordance with the Israeli law.

Under Section 1C of the Israeli Companies Regulations (Relieves for Transactions with Related Parties) of 2000, each shareholder that holds at least 1% of Optibase’s issued share capital or voting rights is entitled to object to the possible Wyler Undertakings pursuant to Section 1B(2); provided, however, that such objection has been submitted to Optibase within 14 days as of the date of this press release. If such objection is received by Optibase within such 14-day period, the possible grant by Mr. Wyler of the Wyler Undertakings as discussed above, will require shareholders’ approval by a special majority pursuant to Section 275 of the Israeli Companies Law of 1999.

Attached hereto and incorporated by reference herein is a copy of the press release “Optibase Announces Acquisition of Interest in 485 Lexington Avenue, New York, NY”.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840; 333-12814; 333-13186; 333-91650; 333-122128; 333-137644; 333-139688) of the Company.

Media Contacts:
Rimon, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

Optibase Announces Acquisition of Interest in

485 Lexington Avenue, New York, NY

HERZLIYA, Israel, August 10, 2009 – Optibase Ltd. (Nasdaq: OBAS), today announced that on August 7, 2009, it entered into a joint venture to acquire 49.5% of the beneficial interest in the office building located at 485 Lexington Avenue in Manhattan from a subsidiary of SL Green Realty Corp. (the “Seller”). Optibase and Gilmor USA LLC, an unrelated party, are each equal partners in the joint venture through Mazal 485 LLC.

485 Lexington Avenue has over 900,000 square feet of leasable area and more than half of that space is occupied by Citibank N.A. and Travelers Indemnity Company.

The purchase price for the transaction is approximately $20,790,000 together with a loan of approximately $20,000,000 from the joint venture secured by a pledge by the Seller of an additional 49.5% interest in Green 485 JV LLC, with the Seller retaining an unencumbered 1% interest in Green 485 JV LLC.

485 Lexington Avenue has existing nonrecourse mortgage financing in the principal amount of $450,000,000 serviced by Wachovia Bank. The transactions above are subject to certain conditions including the lender’s approval of the transfer of ownership in Green 485 JV LLC and the lender’s approval of substitute guarantors under the loan.

Mazal 485 LLC was represented in the transaction by Howard L. Michaels, Chairman of the Carlton Group.

For a more detailed discussion on the transaction and relevant aspects of Israeli law, please see Optibase’s Form 6-K as filed today with the Securities and Exchange Commission.

There is no assurance that the conditions precedent contemplated in the Sale-Purchase Agreement will be fulfilled or that the transaction will be consummated at such time or at all.

Tom Wyler, Chief Executive Officer of the Company commented “following the decision to diversify our business and enter the fixed income real estate sector we believe the current transaction is the right business opportunity for us to execute on this decision.” Tom Wyler added “We are excited about this particular transaction being our entry point into the fixed-income real estate sector in North America and we believe our shareholders would benefit from this in the long run.”

Media Contacts:
Rimon, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. Optibase has recently resolved to diversify its operations by entering into the fixed-income real-estate sector. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: August 10, 2009